Digital ReLab, LLC
D/B/A Starchive

Financial Statements

December 31, 2021 and 2020

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Digital ReLab, LLC
(D/B/A Starchive)
Charlottesville, Virginia

We have reviewed the accompanying financial statements of Digital ReLab, LLC d/b/a Starchive (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 28, 2022
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Notes payable - Economic Injury Disaster Loan	[illegible]	[illegible]
Accrued interest	[illegible]	[illegible]
Total long-term liabilities	[illegible]	[illegible]
Total liabilities	[illegible]	[illegible]
Members' deficit	[illegible]	[illegible]
Total liabilities and members' deficit	[illegible]	[illegible]

See report of independent accountants and accompanying notes to financial statements.

Net change in cash	[illegible]	[illegible]
Cash, beginning of year	[illegible]	[illegible]
Cash, end of year	$ [illegible]	$ [illegible]

See report of independent accountants and accompanying notes to financial statements.

(D/B/A STARCHAIN)

otes to Financial Statements

1. Summary of S... Accounting Policies

... gital Retail, ... Company ... incorporated ... 3, 2014 in the ... headquartered in Charlottesville, ... Company is a digital asset ... company that makes it easy for ... se to store and preserve the...

s Financial Statements, Conti

1. Summary of S Accounting Policies, Continu

Accounts Rec counts receivable are amounts m customers in the ordinary course s. Management evaluates th n allowance based on the amount es that will actually be collect mber 31, 2021 and 2020, an allow btful accounts was not consi ary.

[illegible]

o Financial Statements, Cont

1\. Summary of S ... ccounting Policies, Continu

Advertising C ... Company expenses advertisin ... promotion costs as incurred. Adve ... nse was $1[illegible],558 for 2021 a ... r 2020.

[illegible]

o Financial Statements, Cont

3. Paycheck Pro gram Loan, Continued

Dur Company received nt of $141,000 wit 2020. The The Compa

eligible for loan of up to 100% of the loan, upo ertain requirements.

The PPP Loan teralized and was fully guarant Federal government.

DIGITAL RELAB, LLC
(DBA STARCHIVE)

o Financial Statements, Conti


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Published by Tyler Sewell · 3d ·
With 1700% growth in the last year and over 86,000 users here's our path to profitability...
Check us out at Wefunder.... https://wefunder.com/.../testing-the-waters-legal... #Wefunder
#Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding
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Published by Tyler Sewell · 4d ·
When you put media files into Starchive they find connections and connections make you organized. Check us out at Wefunder.... https://wefunder.com/.../testing-the-waters-legal...
#Wefunder #creator #crowdfunding #creatoreconomy #starchive #angelinvesting
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really powerful concept about
why Starchive is unique that we
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Starchive
Published by Tyler Sewell · October 24 at 9:43 AM ·
When you put media files into Starchive they find connections and connections make you organized.
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
really powerful concept about
why Starchive is unique that we


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Starchive
Published by Tyler Sewell · October 19 at 1:37 PM
"Dropbox, Box & Google Drive will need a solution like this. They may just want to buy Starchive or license its tech rather than build their own" —New Investor
Check us out at Wefunder.... https://wefunder.com/starchive
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A POWERFUL OPPORTUNITY
FOR OUR PARTNERS.
TODAY
81K users
$300K ARR
YEAR 1
1M users
$4M ARR
YEAR 2
5M users
$20M ARR
YEAR 3
10M users
$40M ARR
YEAR 4
20M users
$80M ARR
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Starchive
Published by Tyler Sewell · October 18 at 1:58 PM
Our CEO, Richard, is playing with Digital Art, AI & Starchive again.
"If you are experimenting with AI generated art - get a Starchive and upload the images and


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Starchive
Published by Tyler Sewell · October 12 at 12:04 PM ·
With 1700% growth in the last year and over 86,000 users here's our path to profitability...
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
Starchive coming to you today
to answer a really important
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Starchive
Published by Tyler Sewell · October 11 at 11:11 AM ·
Don't ever tell a creator they shouldn't create...
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
economy could actually turn out
to be and I believe with every
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Published by Tyler Sewell · October 10 at 10:29 AM ·
Starchive delivers AI that supports you and never exploits you...
Check us out at Wefunder.... https://wefunder.com/starchive


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Published by Tyler Sewell · October 10 at 10:29 AM ·
Starchive delivers AI that supports you and never exploits you...
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
language and sometimes people
are worried about it and it has
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Starchive is in Nelson County, Virginia.
October 7 at 10:01 PM · Instagram ·
Working late tonight on a project for #bobdylan and listening to 'Subterranean Homesick Blues' loud on #vinyl ! Found this cool poster hidden in the record jacket. #bobdylan #starchive #subterraneanhomesickblues #do.more.creating


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Published by Tyler Sewell · October 7 at 1:35 PM ·
What Starchive investors are saying...
Check us out at Wefunder.... https://wefunder.com/starchive
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Frank Santos
Veteran 78. Years old Having a blast investing in your future
Foolish not to
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Published by Tyler Sewell · October 6 at 3:53 PM ·
At Starchive we believe you are the brand.
#starchive #digitalmarketing #digitalmedia #contentcreator #contentmarketing #creatives #creatoreconomy #contentcreator


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Published by Tyler Sewell · October 6 at 3:53 PM ·
At Starchive we believe you are the brand.
#starchive #digitalmarketing #digitalmedia #contentcreator #contentmarketing #creatives #creatoreconomy #contentcreator
make it possible for people to stay in their creative zone and
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Published by Tyler Sewell · October 6 at 9:02 AM ·
Bloomberg reports (the creator economy) is now worth more than $20 billion.
https://www.starchive.io/


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Published by Tyler Sewell · October 3 at 2:15 PM
Believe me I understand how much "Creatives" fear getting organized. It sounds like such a dreadful, daunting task. But.... That's precisely why we created Starchive. All you have to do is drop your digital files into the system and watch Starchive immediately start to organize you. It's Nike! Just do it!
#Starchive #digitalart #picoftheday #art #Creatives #organization #Dropbox #digitalfiles
More of a comment or I guess it could be a question. One of the
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Published by Tyler Sewell · September 30



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Starchive
Published by Tyler Sewell · September 30 ·
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...
#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday
I invested because this is a FANTASTIC IDEA that this team of entrepreneurs has come up at EXACTLY the right time. I can't wait to watch Starchive grow!
Tom Wright
I am a venture capitalist who is extremely excited about the future, and about humanity's potential for greatness.
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Published by Tyler Sewell · September 29 ·
https://www.facebook.com/Starchive.io/photos/a.376667472530759/1955717004625790/?__cft__[0]=AZUHgE52Wk0tBfc08qrZt8n21SZqkMGtADDmYiQN94PJfRf3hEn6YpF0T-RwSRe9AZlQiSnOnqnTqakVgUCBsxbxukrg67HS40g9_-LTfsoFBD6MFt4-5jrel2fWi-9z51HTWV42Vr0EdiaoiVptCBcmMx...



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Published by Tyler Sewell · September 28 ·
Just went over 100k on Wefunder.
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable
INVEST IN STARCHIVE
Solving for Media what Dropbox did for Documents
$112,211
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Published by Tyler Sewell · September 27 ·
Japanese Investor Takeshi Ohyashiki
スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。
Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well.
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...
#photooftheday #photography #picoftheday #art #photography #picoftheday # photo #music #Dropbox #Wefunder
See Translation
HELP.WEFUNDER.COM
Testing the waters legal disclosure. - Wefunder
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Published by Tyler Sewell · September 26 ·
From 2 new investors...
This is the now and the future. - Lacie McCormack
I love the product. It will really solve a lot of real problems for many creators. - Antonello Loddo
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Published by Tyler Sewell · September 24 ·
Ever since we launched our Wefunder community raise last week, people have been asking us why they should invest in Starchive. We answer this on http://Wefunder.com/starchive and we hope this video shares more about our passion for why you should consider investing in Starchive.
If you want to learn more about this, please join us on Wednesday, September 28 at 4pm EDT for our Founders Meet & Greet.
Register for the Starchive Founders Meet & Greet here:
https://us02web.zoom.us/.../tZcrdO...
Invest in Starchive
If you are driven nuts searching for files you can't find.
If you wish Dropbox was better for your media.
If your iPhone is clogged with 20,000 photos.
If you are worried about your old hard drives with all of your files on them.
If you want to see the outtakes of your favorite albums preserved.
If you think B-ROLL has value.
If you believe Blonde on Blonde is the best Dylan Album.
If you like art, music, and culture.
If you like a good documentary.
If you are tired of your data being used to make money for someone else.
If you believe the next generation of creators deserves more control.
If you believe owning your audience matters.
If you believe that the story about art makes art more valuable.
If you want to record your family's stories directly.
If you wish you could dive deep into an artists life and creative process.
If you want to build a closer relationship with the creators you care about and help them thrive.
If you want control over your content and your community.
#passion #founder #wefunder #invest #crowdfunding #creativeeconomy #tech #startup #starchive
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Starchive
Published by Tyler Sewell · September 21 ·
First page of Wefunder. You are the ones the put us there with your investment. We are now over 84k. Thank you.
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal...... See more
New This Week
New This Week
Starchive
Web3 enabled Dropbox for the creator economy
82,500+ users - up 1,640% in the last 12 months
Ad Fonte
We rate
and bias
transfor
We produ
and are tr
people to


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starchive
Creating a world where creators thrive economically, creatively, and digitally.
SHARE.STARCHIVE.IO
About Starchive (1).mp4 shared via DRL Internal
This file was shared through the Starchive app.
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Check us out at Wefunder.... https://wefunder.com/starchive
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
WEFUNDER.COM
Invest in Starchive: Solving for Media what Dropbox did for Documents
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Check us out at Wefunder.... https://wefunder.com/starchive
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
WEFUNDER.COM
Invest in Starchive: Solving for Media what Dropbox did for Documents
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Starchive
Published by Tyler Sewell · September 20 ·
Erik Hanzlick TPM Republic Crypto
https://www.linkedin.com/in/erik-hanzlick
8:08
wefunder.com
Erik Hanzlick
I've spoken various times with Richard and I believe in the team's
https://www.facebook.com/Starchive.io/photos/a.745651728965663/1947093125488178/?__cft__[0]=AZUb-2PYrmVzLKIENDVRghcb6EKyBWEvnBYkYnis8MGmZgzEgxj9Nvn6AzmhPUqTISjcQjmOr9cyvstn8E0yY6uyuOifDVK179xE4iEEqKVw0ySep_r4TBp-Uj3uqSeb_YT6uAsU63FfBB3117oTXv804...


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Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
WEFUNDER.COM
Invest in Starchive: Solving for Media what Dropbox did for Documents
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Starchive
Published by Tyler Sewell · September 20 ·
Erik Hanzlick TPM Republic Crypto
https://www.linkedin.com/in/erik-hanzlick
8:08
wefunder.com
Erik Hanzlick
I've spoken various times with
Richard and I believe in the team's
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Starchive
Published by Tyler Sewell · September 16 ·
It's 5:00 so make a cocktail & check out our Wefunder page at ...
https://wefunder.com/starchive
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of ... See more
starchive
but you could see the screen
and I just wanted to show you
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Peter Agelasto
September 15 · Instagram ·
Thank you everyone who has already supported our crowdfunding campaign over at wefunder.com/starchive ! This has been an amazing week and we are already 15% to our goal!! If you are curious to learn more, please visit our WeFunder page or just DM me or email me directly peter@starchive.io Thank you!
Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
https://help.wefunder.com/testing-the-waters-legal...
#starchive #wefunder #creatives #crowdfunding #community #art #music #photography #film #archives
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Starchive
Published by Tyler Sewell · September 16 ·
Take a one minute tour of Starchive & check us out at Wefunder....
https://wefunder.com/starchive
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
#photooftheday #photography #picoftheday #art #photography #picoftheday # photo #music #Dropbox #wefunder
built from media and visual
people. Stream and share
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Starchive
Published by Peter Agelasto · September 15
Founder of Starchive explains what the Wefunder crowdfunding "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure.
#starchive #wefunder #creatives #crowdfunding #community
and and we're already fast
approaching a hundred thousand
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YOUTUBE.COM
Armani White - BILLIE EILISH.
Stream/Download: https://armaniwhite.lnk.to/BILLIEEILISHWatch: http://armaniwhite.lnk.to/...
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Starchive
Check us out at Wefunder.... https://wefunder.com/starchive
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will n... See more
WEFUNDER.COM
Invest in Starchive: Solving for Media what Dropbox did for Documents
Like Reply Commented on by Tyler Sewell Remove Preview 6w
https://www.youtube.com/watch?v=4vYOwhll1fs&fbclid=IwAR2bQqEiJRtSxfkULddhsDUsU3x_wxuasgZ5fiabeohKuPqcHkf40cAVd4o


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Published by Tyler Sewell · September 13 ·
Featured on the Wefunder "Technology Page."
https://wefunder.com/starchive
#photooftheday #photography #picoftheday #art #photography #picoftheday # photo #music #Dropbox
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
Technology
starchive
Web3 enabled "Dropbox-plus" for the creator economy.
Starchive
Solving for Media what Dropbox did for Documents
82,500+ platform users - up 1,640% in the last 12 months


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Starchive
Published by Tyler Sewell · September 12 ·
Starchive has been on a tear the last 12 months. It's grown 1,640% from ~5,000 accounts on August 31st, 2021 to over 83,200 today. In fact, we turned off our campaigns in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% growth in less than four months with $0 in marketing.
There are three things you can do to help:
Check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot.
https://lnkd.in/eFj2ApWk
Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology opportunities.
Create a Starchive for yourself for Free if you haven't already. https://lnkd.in/gDmi6ZK
You can invest from almost any country in the world with as little as $100. If you have questions or comments or suggestions about any of this, post a reply and let's get on a call and talk when it works for you.
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
#photooftheday #photography #picoftheday #art #photography #picoftheday # photo #music #Dropbox


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Published by Tyler Sewell · September 9 ·
Starchive has been on a tear the last 12 months. It's grown 1,640% from ~5,000 accounts on August 31st, 2021 to over 83,200 today. In fact, we turned off our campaigns in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% growth in less than four months with $0 in marketing.
There are three things you can do to help:
Check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot. https://wefunder.com/starchive
Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology opportunities.
Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io/
You can invest from almost any country in the world with as little as $100. If you have questions or comments or suggestions about any of this, post a reply and let's get on a call and talk when it works for you.
Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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starchive
Tour a Starchive of James Brown, The Beatles, Stones & reams of American history
October 27, 2022
4:00pm ET
Featuring
Eric Kulberg
Partner at Universal Media Inc.

starchive.io

starchive.io Come meet the eyes and ears of cultural history

What would the inside of a Starchive look like for someone who has accumulated over 60 years of experience in television, film, music, radio and documentaries?

Eric Kulberg is the Chief Archivist and visionary collector behind some of the worlds most important and treasured media. He has researched and licensed everything from news footage for Green Day's American Idiot musical to James Brown footage for the Focal winning The Night James Brown Saved Boston, difficult to license feature film footage as well as Beatles, Rolling Stones, Creedence Clearwater Revival, and news footage from around the world. Even records from his personal collection can be seen in Diner. Since 1982 Eric has contributed both footage and licensing expertise for documentaries, TV series, museum exhibitions, feature films, Broadway Musicals and CD & DVD releases.

He is the eyes and ears of cultural history.

We'd like you to take a sneak peek into Eric's Starchive and listen to stories that few people have ever heard at our upcoming webinar on Thursday, October 27 at 4:00 EST.

Eric will take the wraps off stories that cover his amazing career and reveal the red tape he had to manage before using Starchive. He loves Starchive and it's become an integral part of his workflow. He uses it every day, all day, sharing clips with creatives from all over the world.

If you want to see hidden cultural revelations and discover Starchive secrets, attend this Webinar.

Registration link in Bio.

Once you register, you'll receive a confirmation email with further information on joining the webinar.

Liked by **richardaveritt** and **12 others**

OCTOBER 21

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starchive.io When you put media files into Starchive they find connections and connections make you organized.
Check us out at Wefunder.... Link in Bio
#crowdsourcing #Wefunder #creator #crowdfunding #creatoreconomy #starchive #angelinvesting #businessfunding
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Original audio
starchive.io When you put media files into Starchive they find connections and connections make you organized.
Check us out at Wefunder.... https://wefunder.com/starchive
https://help.wefunder.com/testing-the-waters-legal-disclosure
#crowdsourcing #Wefunder #creator #crowdfunding #creatoreconomy #starchive #angelinvesting #businessfunding
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whiting.whitney Oooh Richard, I love this!
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A POWERFUL OPPORTUNITY
FOR OUR PARTNERS.
TODAY
81K users
$300K ARR
YEAR 1
1M users
$4M ARR
YEAR 2
5M users
$20M ARR
YEAR 3
10M users
$40M ARR
YEAR 4
20M users
$80M ARR

starchive.io ...

starchive.io "Dropbox, Box and Google Drive will need a solution like this. They may just want to buy Starchive-or license its tech- rather than build their own" —New Investor

Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #Wefunder #creatoreconomy

1w

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OCTOBER 19

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starchive.io and **richardaveritt**
Original audio

starchive.io With 1700% growth in the last year and over 86,000 users here's our path to profitability...
Check us out at Wefunder.... https://wefunder.com/starchive https://help.wefunder.com/testing-the-waters-legal...
#crowdsourcing #Wefunder #Dropbox #crowdfunding #starchive #angelinvesting #businessfunding #profitability #AI

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OCTOBER 13

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starchive.io
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starchive.io Starchive delivers AI that supports you and never exploits you. Check us out at Wefunder 👉Link in bio.

https://help.wefunder.com/testing-the-waters-legal
#crowdsourcing #Wefunder #Dropbox #crowdfunding
#starchive #angelinvesting #businessfunding #AI

3w

Liked by **richardaveritt** and **7 others**

OCTOBER 10

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starchive.io and richardaveritt
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starchive.io There's been a lot of talk about NFTs ... both good & bad. There's a lot of confusion in the marketplace.
Here Starchive Co-founder & Creative, Richard Averitt, discusses what a positive use for NFTs & Web 3 might actually be.
This is why Starchive is bullish on the blockchain for creators all over the world.
#blockchain #Nfts #Web3 #starchive #digital #digitalart #nftsdontsuck #Wefunder
3w
sarahhazlegrove This is so helpful Richard. I wish I could download it so I could play it on a loop!
3w 1 like Reply
sambadave I'm bullish on that beautiful jacket 🔥
3w 1 like Reply
tiff0323 Great speaker 🙌🙌
3w 1 like Reply
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realtodaygonetomorrow Jim Nasr fell into block chain as well. Good luck!!
3w Reply
Liked by richardaveritt and 30 others
OCTOBER 4
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Peter Agelasto
Co-Founder Starchive.io
starchiverocks and starchive.io
Original audio
starchiverocks The Creator Economy will be bigger than the Industrial Revolution! BUT THERE IS A HUGE PROBLEM ...
McKinsey & Company reported that "employees spend 1.8 hours every day—9.3 hours per week, on average—searching and gathering information. Put another way, businesses hire 5 employees but only 4 show up to work; the fifth is off searching for answers, but not contributing any value."
Interact found that "19.8 percent of business time – the equivalent of one day per working week – is wasted by employees searching for information to do their job effectively."
Your team loses one day out of five looking for content. (...and 30% of the time they give up.)
FORTUNATELY STARCHIVE SOLVES THIS PROBLEM!
This will be among the topics that we will cover tomorrow at 4pm EST in our Founders Meet and Greet. There is still time to register: Link in Bio.
Please join us, we'd love to see you there!
#creativeeconomy #tech #startup #starchive #creatives #artists #musicians #photographers #designers
4w
Liked by richardaveritt and 15 others
SEPTEMBER 27
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Peter Agelasto
Co-Founder Starchive.io

starchiverocks and **starchive.io**
Original audio

starchiverocks Ever since we launched our Wefunder community raise last week, people have been asking us why they should invest in Starchive. We answer this on http://Wefunder.com/starchive and we hope this video shares more about our passion for why you should consider investing in Starchive.

If you want to learn more about this, please join us on Wednesday, September 28 at 4pm EDT for our Founder's Meet & Greet. Link in Bio.

Invest in Starchive
👉If you are driven nuts searching for files you can't find.
👉 If you wish Dropbox was better for your media.
👉 If your iPhone is clogged with 20,000 photos.
👉 If you are worried about your old hard drives with all of your files on them.
👉 If you want to see the outtakes of your favorite albums preserved.
👉 If you think B-ROLL has value.
👉 If you believe Blonde on Blonde is the best Dylan Album.
👉 If you like art, music, and culture.
👉 If you like a good documentary.
👉 If you are tired of your data being used to make money for someone else.
👉 If you believe the next generation of creators deserves more control.
👉 If you believe owning your audience matters.
👉 If you believe that the story about art makes art more valuable.
👉 If you want to record your family's stories directly.
👉 If you wish you could dive deep into an artist's life and creative process.
👉 If you want to build a closer relationship with the creators you care about and help them thrive.
👉 If you want control over your content and your community.

#passion #founder #wefunder #invest #crowdfunding
#creativeeconomy #tech #startup #starchive

Liked by **richardaveritt** and **21 others**
SEPTEMBER 23

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Peter Agelasto
Co-Founder Starchive.io

starchiverocks and **starchive.io**
Original audio

Invest in Starchive
👉If you are driven nuts searching for files you can't find.
👉 If you wish Dropbox was better for your media.
👉 If your iPhone is clogged with 20,000 photos.
👉 If you are worried about your old hard drives with all of your files on them.
👉 If you want to see the outtakes of your favorite albums preserved.
👉 If you think B-ROLL has value.
👉 If you believe Blonde on Blonde is the best Dylan Album.
👉 If you like art, music, and culture.
👉 If you like a good documentary.
👉 If you are tired of your data being used to make money for someone else.
👉 If you believe the next generation of creators deserves more control.
👉 If you believe owning your audience matters.
👉 If you believe that the story about art makes art more valuable.
👉 If you want to record your family's stories directly.
👉 If you wish you could dive deep into an artist's life and creative process.
👉 If you want to build a closer relationship with the creators you care about and help them thrive.
👉 If you want control over your content and your community.

#passion #founder #wefunder #invest #crowdfunding #creativeeconomy #tech #startup #starchive

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 5w

Liked by **richardaveritt** and **21 others**

SEPTEMBER 23

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starchive.io
Original audio
starchive.io Founder of Starchive explains what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure.
#starchive #wefunder #creatives #crowdfunding #community
6w
Liked by richardaveritt and 11 others
SEPTEMBER 15
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monkeyclaus

starchive.io
Original audio

starchive.io We've just kicked off a new crowdfunding investment round on WeFunder to give our friends, family, early adopters and global community the opportunity to invest in Starchive!

Check out our pitch and learn more details on WeFunder.com/starchive

It takes a village to build amazing software!

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. https://help.wefunder.com/testing-the-waters-legal-disclosure

#starchive #wefunder #creatives #crowdfunding #community #art #music #photography #film #archives

6w

Liked by **richardaveritt** and **1 other**

SEPTEMBER 15

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PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

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Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
1w •

When you put media files into Starchive they find connections and connections make you organized.

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #creator #crowdfunding #creatoreconomy #starchive #angelinvesting #businessfunding



1

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PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell · 1st

We make RE title operations easy for Energy Developers, Default, Title/...

4d ·

Come meet the eyes and ears of cultural history

What would the inside of a Starchive look like for someone who has accumulated over 60 years of experience in television, film, music, radio and documentaries?

Eric Kulberg is the Chief Archivist and visionary collector behind some of the worlds most important and treasured media. He has researched and licensed everything from news footage for Green Day's American Idiot musical to James Brown footage for the Focal winning The Night James Brown Saved Boston, difficult to license feature film footage as well as Beatles, Rolling Stones, Creedence Clearwater Revival, and news footage from around the world. Even records from his personal collection can be seen in Diner. Since 1982 Eric has contributed both footage and licensing expertise for documentaries, TV series, museum exhibitions, feature films, Broadway Musicals and CD & DVD releases.

He is the eyes and ears of cultural history.

We'd like you to take a sneak peek into Eric's Starchive and listen to stories that few people have ever heard at our upcoming webinar on Thursday, October 27 at 4:00 EST.

Eric will take the wraps off stories that cover his amazing career and reveal the red tape he had to manage before using Starchive. He loves Starchive and it's become an integral part of his workflow. He uses it every day, all day, sharing clips with creatives from all over the world.

If you want to see hidden cultural revelations and discover Starchive secrets, attend this Webinar.

You can register for the webinar here: https://lnkd.in/gFSnvi3Y

Once you register, you'll receive a confirmation email with further information on joining the webinar.

We look forward to seeing you there!

Check out our Campaign Page on Wefunder

https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#Greenday #Jamesbrown #beatles #Rollingstones #creedanceclearwaterrevival #filmmaking #creatoreconomy #documentary #tv #Starchive #wefunder


starchive
Tour a Starchive of James Brown, The Beatles, Stones & reams of American history



PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
2w •

With 1700% growth in the last year and over 86,000 users here's our path to profitability

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #profitability #AI



Tyler Sewell and 1 other   1 comment

Reactions

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st

We make RE title operations easy for Energy Developers, Default, Title/...

2w • Edited •

New investor Graham Anthony

As I see it, Starchive has:

•Strong reference customers: Metropolitan Museum of Art, NY Philharmonic, Darden, Miller Center, Billy Joel, etc.

•It organizes data to make audio & video useful: Bob Dylon got a couple new albums and a documentary out of recordings the archivist found with Starchive, and also curated the content to help facilitate the sale of the catalog.

•You have 86,000 customers, showing adoption.

•YouTubers & TikTokers need a place to keep and curate their content.

•Increasing numbers of people are becoming 'Creators' -- not just the YouTubers but Moms & Dads with smartphones too.

•You capped the pre-money at $20mm and are offering a 12% discount to the next round if it prices below that, which strikes me as an attractive valuation.

•DropBox, Box & Google Drive will need a solution like this. They may just want to buy Starchive or license its tech rather than build their own (a risk), but you likely have some IP protection as a moat. I also think it is likely Starchive gets market adoption before they can offer their own solution of similar quality/functionality.

From my perspective, this looks like it is positioned for a win, which is why I invested.

Best, Graham

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#Starchive #creatives #creatoreconomy #content #crowdsourcing #crowdfunding #influencer #Wefunder #angelinvesting

5 1 comment

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
2w •

With 1700% growth in the last year and over 86,000 users here's our path to profitability

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #profitability #AI



Tyler Sewell and 1 other | 1 comment

Reactions

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
3w •

Starchive delivers AI that supports you and never exploits you

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #AI



1

Reactions


PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile



Tyler Sewell • 1st

We make RE title operations easy for Energy Developers, Default, Title/...

3w •

What Starchive investors are saying

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday



Frank Santos

Veteran 78. Years old Having a blast investing in your future

Foolish not to

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
1mo •

Just went over 100k on Wefunder.

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday



starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable

INVEST IN STARCHIVE

Solving for Media what Dropbox did for Documents

$112,211

Tyler Sewell and 1 other 3 comments


PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile



Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
1mo • Edited •

What Starchive investors are saying

Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."

Japanese Investor Takeshi Ohyashiki

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。"

Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well.

Antonello Loddo

"I love the product. It will really solve a lot of real problems for many creators."

Erik Hanzlik

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will have the opportunity to play a pivotal role in enabling a fast, secure, and powerful file management system."

Investor deck: https://lnkd.in/eAxc5scX

Explainer Video: https://bit.ly/3SGBy5D

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

https://lnkd.in/eMmtaVRt

#crowdfunding #crowdfundingcampaign #angelinvesting #angelinvestor #wefunder #dropbox #starchive #crowdfund #crowdfunder #digital



PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
1mo •

Ever since we launched our Wefunder community raise last week, people have been asking us why they should invest in Starchive. We answer this on https://lnkd.in/e5q5vJuc and we hope this video shares more about our passion for why you should consider investing in Starchive.

If you want to learn more about this, please join us on Wednesday, September 28 at 4pm EDT for our Founders Meet & Greet.

Register for the Starchive Founders Meet & Greet here:
https://lnkd.in/epF4h_-Z

https://lnkd.in/eh8B6pPC


starchive
Creating a world where creators thrive economically, creatively, and digitally.

Invest-If-You-Believe-1-Social-Ready.mp4 shared via WeFunder Testing the Waters

share.starchive.io • 1 min read


Notifications
Tyler Sewell
We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla
View full profile
Tyler Sewell • 1st
We make RE title operations easy for Energy Developers, Default, Title/...
1mo •
Erik Hanzlick TPM Republic Crypto
"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will have the opportunity to play a pivotal role in enabling a fast, secure, and powerful file management system."
https://lnkd.in/eR9JvyPn
#crypto #wefunder #web3 #web2 #starchive
Erik Hanzlick - Product Manager - IBM | LinkedIn
linkedin.com • 1 min read
View Erik Hanzlick's profile on LinkedIn, the world's largest professional community. Erik...
1
1 comment • 1 repost
Reactions

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st

We make RE title operations easy for Energy Developers, Default, Title/...

1mo •

Check us out at Wefunder.... https://lnkd.in/eFj2ApWk

Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



I'm curious... | Thanks for posting... | This is a... | I wonder

PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile

Tyler Sewell • 1st

We make RE title operations easy for Energy Developers, Default, Title/...

1mo •

Thank you everyone who has already supported our crowdfunding campaign over at wefunder.com/starchive ! This has been an amazing week and we are already 15% to our goal! If you are curious to learn more, please visit our WeFunder page or just DM me or email me directly peter@starchive.io Thank you!

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. https://lnkd.in/eMmtaVRt

#starchive #wefunder #creatives #crowdfunding #community #art #music #photography #film #archives

Starchive

354 followers

View full page

Starchive

354 followers

1mo • Edited •

This is a super exciting week as Starchive marks the public launch of our community funding round! For the first time ever, anyone can invest in Starchive and help millions of creators build their brand, their tribe, and their income through digital media. Become an investor and help us be the category leader of the Creator-Tech (R)evolution.

https://lnkd.in/d7sqRmAu

#crowdfunding #Crowdfundingcampaign
#digitalassetmanagement #creatoreconomy #digitalassets
#contentcuration #mediastorage #cloudstorage
#blockchaintechnology #blockchainrevolution

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable

Invest in Starchive: Solving for Media what Dropbox did for Documents

wefunder.com • 5 min read

Rob Jackson and 8 others

3 reposts

Reactions




PREMIUM

Tyler Sewell

We make RE title operations easy for Energy Developers, Default, Title/Escrow & Underwriters. Did 1.4mil residential & 25k commercial searches & hundreds of thousands of title tasks in '21. Makes us the 800lb gorilla

View full profile



Tyler Sewell • 1st

We make RE title operations easy for Energy Developers, Default, Title/...

1mo • Edited •

Starchive has been on a tear the last 12 months. It's grown 1,640% from ~5,000 accounts on August 31st, 2021 to over 83,200 today. In fact, we turned off our campaigns in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% growth in less than four months with $0 in marketing.
There are three things you can do to help:

Check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot.

https://lnkd.in/eFj2ApWk

Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology opportunities.

Create a Starchive for yourself for Free if you haven't already.
https://lnkd.in/gDmi6ZK

You can invest from almost any country in the world with as little as $100. If you have questions or comments or suggestions about any of this, post a reply and let's get on a call and talk when it works for you.

Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#photooftheday #photography #picoftheday #art #photography
#picoftheday # photo #music #Dropbox



Peter Agelasto <peter@digitalrelab.com>

😎 👏 Hello from Peter Agelasto re: Starchive!

3 messages

Peter Agelasto <peter@starchive.io> Wed, Sep 21, 2022 at 9:53 AM
To: Mason New <mason.new@gmail.com>

Mason,

I haven't forgotten about your analog tapes! We've got to see what is on them. Starchive is crowdfunding as you'll see below and I'd love to connect with you further to seek a little bit of your help thinking who I should connect with that might have interest to learn more and participate?

I don't usually mix my business efforts with my personal community of friends and family but this time is different.

Below is an email update we are sending out to our friends and colleagues and I thought we should include you since you may well know people better suited to this opportunity than some traditional VCs.

Here is the big update:
Starchive has been on a wild ride driven by the pandemic's acceleration of everything digital. We grew 1,640% 🚀 from 5,000 unique Starchives in August 2021 to over 84,000 this week! Today Starchive is running in over 200 countries 🌏 In fact, we turned off our ad spend in May and have added 15,000+ accounts since then with $0 in paid advertising 😎! That is ~18% organic growth in less than four months 💪.

We continue to drive the market supporting iconic artists & digital archives, recently adding the Jerry Garcia Archive, the Aspen Music and New Orleans Jazz Festivals as well as helping to be a part of the recent Netflix documentary on Creedence Clearwater Revival and partnering with the Bob Guccione Collection. We are actively exploring business with many more artists, archives, and media companies. It seems like everyone is a media company in 2022.

Given the momentum, we decided now may be the best chance to carve out some equity in our company and make it available to our friends, our family, our colleagues, and our early adopters.

For the first time ever, anyone can invest in Starchive (with as little as $100) and reap the benefits as we grow to help millions of creators build their brand, their tribe, and their income through digital media. You can check out the details at Starchive Community raise on WeFunder here.

There are three ways you can be a part, and you can choose more than one!

- If you're interested in learning more about what we are up to and the story behind our success, visit our Wefunder Campaign or just hit reply, and let's set up a call and have a conversation.
- Share this opportunity and/or our WeFunder link with your friends and colleagues who you think will like Starchive and/or who like to invest in early technology opportunities.
- Create a Starchive for yourself for Free if you haven't already and see how different it is to have a platform built for today's media-driven world. https://signup.starchive.io/. And Download our Mobile app https://app.starchive.io.

If you have questions or comments or suggestions about any of this, hit reply, and let me know.

I hope September is treating you well and I'd really love to find time to visit and catch up in person. I want to hear what you are up to and ways I can best support you :)

With gratitude,
Peter

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be*

accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. https://help.wefunder.com/testing-the-waters-legal-disclosure

P.S. Here is a short video I made explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure. https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1Mml4N2E0ZTk1OmRkZWU1YTIx LWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

–

starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

–

starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

Mason New <mason.new@gmail.com> Thu, Sep 22, 2022 at 7:37 PM
To: Peter Agelasto <peter@starchive.io>

Peter-

Acknowledging receipt of your email. Will reply next week. Out of the office tomorrow.

M
[Quoted text hidden]

Peter Agelasto <peter@starchive.io> Thu, Sep 22, 2022 at 8:34 PM
To: Mason New <mason.new@gmail.com>

Thanks Mason! Have a wonderful weekend!

Peter
[Quoted text hidden]

Peter Agelasto <peter@digitalrelab.com>

Friends 😎 👋 Hello from Peter Agelasto re: Starchive!

1 message

Peter Agelasto <peter@starchive.io> Tue, Sep 20, 2022 at 8:30 AM
To: Benjamin Coe <ben@artistzen.net>

Hey Ben,

I know you are thriving and doing cool things and I want to learn about the latest. I'd love to reconnect :)

I don't usually mix my business efforts with my personal community of friends and family but this time is different.

Below is an email update we are sending out to our friends and colleagues and I thought we should include you since you may well know people better suited to this opportunity than some traditional VCs.

Here is the big update:
Starchive has been on a wild ride driven by the pandemic's acceleration of everything digital. We grew 1,640% 📈 from 5,000 unique Starchives in August 2021 to over 84,000 this week! Today Starchive is running in over 200 countries 🌎 In fact, we turned off our ad spend in May and have added 15,000+ accounts since then with $0 in paid advertising 😎! That is ~18% organic growth in less than four months 💪.

We continue to drive the market supporting iconic artists & digital archives, recently adding the Jerry Garcia Archive, the Aspen Music and New Orleans Jazz Festivals as well as helping to be a part of the recent Netflix documentary on Creedence Clearwater Revival and partnering with the Bob Guccione Collection. We are actively exploring business with many more artists, archives, and media companies. It seems like everyone is a media company in 2022.

Given the momentum, we decided now may be the best chance to carve out some equity in our company and make it available to our friends, our family, our colleagues, and our early adopters.

For the first time ever, anyone can invest in Starchive (with as little as $100) and reap the benefits as we grow to help millions of creators build their brand, their tribe, and their income through digital media. You can check out the details at Starchive Community raise on WeFunder here.

There are three ways you can be a part, and you can choose more than one!

- If you're interested in learning more about what we are up to and the story behind our success, visit our Wefunder Campaign or just hit reply, and let's set up a call and have a conversation.
- Share this opportunity and/or our WeFunder link with your friends and colleagues who you think will like Starchive and/or who like to invest in early technology opportunities.
- Create a Starchive for yourself for Free if you haven't already and see how different it is to have a platform built for today's media-driven world. https://signup.starchive.io/. And Download our Mobile app https://app.starchive.io.

If you have questions or comments or suggestions about any of this, hit reply, and let me know.

With gratitude,
Peter

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.* https://help.wefunder.com/testing-the-waters-legal-disclosure

P.S. Here is a short video I made explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure. https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1MmI4N2E0ZTk1OmRkZWU1YTIxLWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

–

starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

,

It has been far too long! I hope you are doing really well. Do you have a few minutes this week to reconnect with me and learn more about my tech company and application Starchive?

I don't usually mix my business efforts with my personal community of friends and colleagues but this time is different. I'm reaching out to you because my business Starchive is crowdfunding and this investment opportunity may be something you'd be really interested in. We've built a very cool tech company with a massive scalable opportunity that you can learn more about here... https://wefunder.com/starchive

Starchive has been on a tear the last 12 months. We grew 1,640% 🚀 from 5,000 unique Starchives in August 2021 to over 84,000 this week! Today Starchive is running in over 200 countries 🌍 In fact, we turned off our ad spend in May and have added 15,000+ accounts since then with $0 in paid advertising 😎! That is ~18% organic growth in less than four months 💪.

We continue to drive the market supporting iconic artists & digital archives, recently adding the Jerry Garcia Archive, the Aspen Music and New Orleans Jazz Festivals as well as helping to be a part of the recent Netflix documentary on Creedence Clearwater Revival and partnering with the Bob Guccione Collection. We are actively exploring business with many more artists, archives, and media companies. It seems like everyone is a media company in 2022.

Given the momentum, we decided now may be the last chance to carve out some equity in our company and make it available to our friends, our family, our colleagues, and our early adopters, alongside the traditional venture capital community. So we are thrilled to announce our WeFunder Community raise.

There are three ways you can participate and you can choose more than one!

1. If you're interested in learning more about what we are up to and the story behind our success, visit our Wefunder Campaign or just hit reply and let's have a conversation.
2. Share this opportunity and/or our WeFunder link with your friends and colleagues who you think will like Starchive and/or who like to invest in early technology opportunities.

3. Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io Download our Mobile app and be sure to check out our Web app https://app.starchive.io

Create a Starchive for yourself for Free if you haven't already and become part of the Creator-tech (R)evolution. https://signup.starchive.io/

With gratitude and enthusiasm,
Peter

P.S. Do you ever get back up to Wintergreen? I'd really love to catch up sometime and reconnect. 🤞

–

starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

–

starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

Peter Agelasto <peter@digitalrelab.com>

Starchive Update: 1,640% Growth This Year - Live Crowdfunding Campaign on Wefunder

Peter Agelasto <peter@starchive.io> Thu, Sep 15, 2022 at 8:51 PM
Draft

Dear

I am writing to you today with super exciting news about my company Starchive and a big opportunity.

First the Update
Starchive has been on a tear the last 12 months. We grew 1,640% from 5,000 unique Starchives in August 2021 to over 84,000 this week! Today Starchive is running in over 200 countries. In fact, we turned off our paid marketing in May and have added 15,000+ accounts since then with $0 in advertising! That is ~18% organic growth in less than four months.

We continue to drive the market supporting iconic artists & archives, recently adding the Jerry Garcia Archive, the Aspen Music Festival, being the backbone for a recent Creedence Clearwater Revival Live Album and Documentary, partnering with the Bob Guccione Collection and actively exploring business with many more artists, archives, and media companies. It seems like everyone is a media company in 2022.

All this growth demonstrates that there is serious pent up demand for Starchive; a better product to support our media driven world.

Now the Opportunity
We have been asked by many of you if there is ever a chance to invest in Starchive so you can benefit both as a user of the product and as an early investor? We heard you loud and clear and this week we announced our Starchive Community Round on WeFunder.

We know that our success depends on you, our community of fans and early adopters, to grow into the mega business we can become and you deserve a chance to benefit from the success right alongside our team. You can invest from almost any country in the world with as little as $100.

There are three things you can do to help us accelerate:

1. Go check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot. https://wefunder.com/starchive

2. Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology and media opportunities.

3. Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io Download our Mobile app and be sure to check out our Web app https://app.starchive.io

If you have questions or comments or suggestions about any of this, hit reply and let's get on a call and talk when it works for you.

Thanks so very much for helping us take Starchive to the next level.

With gratitude,
Peter

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*
https://help.wefunder.com/testing-the-waters-legal-disclosure
P.S. Here is a short video of my co-founder Richard Averitt explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure.
https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1Mml4N2E0ZTk1OmRkZWU1YTlx LWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

–
starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

Peter Agelasto <peter@digitalrelab.com>

Starchive Update: 1,640% Growth This Year - Live Crowdfunding Campaign on Wefunder

3 messages

Peter Agelasto <peter@starchive.io> Fri, Sep 16, 2022 at 8:15 AM
To: ian@ianfay.com

Dear Ian,
Hey brother, I hope you are doing really well. I see pictures of the next generation/version. Well done, I'm so happy for you and Alex.

I know you are wise to crowdfunding and so I'm tapping my network and writing to you today with super exciting news about my company Starchive and a big opportunity.

First the Update
Starchive has been on a tear the last 12 months. We grew 1,640% 🚀 from 5,000 unique Starchives in August 2021 to over 84,000 this week! Today Starchive is running in over 200 countries 🌎 In fact, we turned off our paid marketing in May and have added 15,000+ accounts since then with $0 in advertising 😎! That is ~18% organic growth in less than four months 💪.

We continue to drive the market supporting iconic artists & archives, recently adding the Jerry Garcia Archive, the Aspen Music Festival, being the backbone for a recent Creedence Clearwater Revival Live Album and Documentary, partnering with the Bob Guccione Collection and actively exploring business with many more artists, archives, and media companies. It seems like everyone is a media company in 2022.

All this growth demonstrates that there is serious pent up demand for Starchive; a better product to support our media driven world.

Now the Opportunity
We have been asked by many of you if there is ever a chance to invest in Starchive so you can benefit both as a user of the product and as an early investor? We heard you loud and clear and this week we announced our Starchive Community Round on WeFunder.

We know that our success depends on you, our community of fans and early adopters, to grow into the mega business we can become 📈 and you deserve a chance to benefit from the success right alongside our team. You can invest from almost any country in the world with as little as $100.

There are three things you can do to help us accelerate:

1. Go check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot. https://wefunder.com/starchive

2. Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology and media opportunities.

3. Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io Download our Mobile app and be sure to check out our Web app https://app.starchive.io

If you have questions or comments or suggestions about any of this, hit reply and let's get on a call and talk when it works for you.

Thanks so very much for helping us take Starchive to the next level.

With gratitude,
Peter

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*
https://help.wefunder.com/testing-the-waters-legal-disclosure
P.S. Here is a short video of my co-founder Richard Averitt explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure.
https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1Mml4N2E0ZTk1OmRkZWU1YTIx LWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

–
starchive

Peter A. Agelasto iv
Founder | Head of Product Development & Vision
office. 434.566.0050
mobile. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

Ian Fay <ian@ianfay.com> Fri, Sep 16, 2022 at 9:47 AM
To: Peter Agelasto <peter@starchive.io>

Hey man!!!!

This is so great! Super duper congrats. :) I got a full day and weekend, but we get into this on Monday.

Hope you and yours are well. We'll have to hang sometime soon sir. :)

Cheers,

Ian
[Quoted text hidden]

Peter Agelasto <peter@starchive.io> Fri, Sep 16, 2022 at 10:00 AM
To: Ian Fay <ian@ianfay.com>

Awesome Ian ! Have a fabulous weekend and hopefully we will connect sometime next week.

By the way keep me posted on the cool initiatives you're up to so that I can best support you 🙌

Cheers brother!
Peter
[Quoted text hidden]

Peter Agelasto <peter@digitalrelab.com>

[Test] Wefunder raise up over 100k - What investors are saying

1 message

Tyler at Starchive <tyler@starchive.io> Wed, Oct 5, 2022 at 12:53 PM
Reply-To: us10-17ec4b0904-51e5f84d7a@inbound.mailchimp.com
To: peter@starchive.io

View this email in your browser

<< Test First Name >>

With over 100k on the Wefunder raise reserved, and more committed I wanted to share with you what investors are saying.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."

— Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。" *"Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well."*

— Japanese Investor Takeshi Ohyashiki

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."

— Erik Hanzlik

Watch: CEO Richard Averitt on comparison to DropBox

Check us out at Wefunder.... https://wefunder.com/starchive

With deep gratitude,

Tyler

Clips from Investor Webinar:
Watch: Canva Integration - Path to profit
Watch: Why the community raise
Watch: Easy to get started
Watch: Investor testimonial
Watch: Richard on the Creator Economy
Watch: A way to think about Starchive
Watch: People are brands
Watch: Creators can make a living
Watch: Starchive AI = total privacy

https://help.wefunder.com/testing-the-waters-legal-disclosure

Our mailing address is:

Starchive
300 Preston Ave Ste 300
Charlottesville, VA 22902-5044

Add us to your address book

unsubscribe

Peter Agelasto <peter@digitalrelab.com>

[Test] Wefunder raise up over 125k - What investors are saying

6 messages

Tyler at Starchive <tyler@starchive.io> Tue, Oct 4, 2022 at 2:54 PM
Reply-To: us10-17ec4b0904-92d6c43995@inbound.mailchimp.com
To: peter@starchive.io

View this email in your browser

<< Test First Name >>,

If a picture is worth a thousand words, what words are you using to find it? Tools like Dropbox were never created for media. Folks like the Property Brothers use Starchive every day.

We are up over 125k on the Wefunder raise in just over two weeks.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."

— **Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.**

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。"

"Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well."

— **Japanese Investor Takeshi Ohyashiki**

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."

— Erik Hanzlik

With deep gratitude,

Tyler

Clips from Investor Webinar:

Canva Integration - Path to profit: https://bit.ly/3ruj1Oh

Why the community raise: https://bit.ly/3SCUVwz

Easy to get started: https://bit.ly/3yf8lXu

Investor testimonial: https://bit.ly/3SCVBSD

Richard on the Creator Economy: https://bit.ly/3yaDgV1

A way to think about Starchive: https://bit.ly/3EoGF6i

People are brands: https://bit.ly/3fBEl1D

Creators can make a living: https://bit.ly/3rv0bGP

Starchive AI = total privacy: https://bit.ly/3fLDxre

Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

---

Tyler at Starchive <tyler@starchive.io> Tue, Oct 4, 2022 at 11:55 PM
Reply-To: us10-17ec4b0904-0a10ecc95c@inbound.mailchimp.com
To: peter@starchive.io

View this email in your browser

<< Test First Name >>

With over 100k on the Wefunder raise reserved, and more committed I wanted to share with you what investors are saying.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."
— Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。"

"Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well."
— Japanese Investor Takeshi Ohyashiki

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes

more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."
— Erik Hanzlik

With deep gratitude,

Tyler

Richard on Comparison to DropBox: https://l.linklyhq.com/l/1VqQP

https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMz
ItYzY1MmI4N2E0ZTk1OjM0NzNjNzZiLWExZTUtNDNiNC1iYTZjLTA0NzIyYT
E4ZGI2NQ==/RmlsZTo1YmM4ZDRlMi1jOWJmLTQ1Nj
AtOGQxYS0wNzkxMjVkNTIwYWM=

Clips from Investor Webinar:

Canva Integration - Path to profit: https://bit.ly/3ruj1Oh

Why the community raise: https://bit.ly/3SCUVwz

Easy to get started: https://bit.ly/3yf8lXu

Investor testimonial: https://bit.ly/3SCVBSD

Richard on the Creator Economy: https://bit.ly/3yaDgV1

A way to think about Starchive: https://bit.ly/3EoGF6i

People are brands: https://bit.ly/3fBEI1D

Creators can make a living: https://bit.ly/3rv0bGP

Starchive AI = total privacy: https://bit.ly/3fLDxre

Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

Tyler at Starchive <tyler@starchive.io> Tue, Oct 4, 2022 at 11:58 PM
Reply-To: us10-17ec4b0904-49e4dc3036@inbound.mailchimp.com
To: peter@starchive.io

View this email in your browser

<< Test First Name >>

With over 100k on the Wefunder raise reserved, and more committed I wanted to share with you what investors are saying.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."
— Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。"

"Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well."
— Japanese Investor Takeshi Ohyashiki

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."
— Erik Hanzlik

With deep gratitude,

Tyler

Richard on Comparison to DropBox: https://l.linklyhq.com/l/1VqQP

Clips from Investor Webinar:

Canva Integration - Path to profit: https://bit.ly/3ruj1Oh

Why the community raise: https://bit.ly/3SCUVwz

Easy to get started: https://bit.ly/3yf8lXu

Investor testimonial: https://bit.ly/3SCVBSD

Richard on the Creator Economy: https://bit.ly/3yaDgV1

A way to think about Starchive: https://bit.ly/3EoGF6i

People are brands: https://bit.ly/3fBEl1D

Creators can make a living: https://bit.ly/3rv0bGP

Starchive AI = total privacy: https://bit.ly/3fLDxre

Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

[Quoted text hidden]

Tyler at Starchive <tyler@starchive.io> Wed, Oct 5, 2022 at 12:04 AM
Reply-To: us10-17ec4b0904-06c1adfaa6@inbound.mailchimp.com
To: peter@starchive.io

[Quoted text hidden]

View this email in your browser

<< Test First Name >>

With over 100k on the Wefunder raise reserved, and more committed I wanted to share with you what investors are saying.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."

— Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。" *"Starchive is the most advanced online storage I know of. Blockchain, NFTs, automatic tagging. I would like to recommend it to Japanese users as well."*

— Japanese Investor Takeshi Ohyashiki

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."

— Erik Hanzlik

With deep gratitude,

Tyler

Richard on Comparison to DropBox: https://l.linklyhq.com/l/1VqQP

Clips from Investor Webinar:

Canva Integration - Path to profit: https://bit.ly/3ruj1Oh
Why the community raise: https://bit.ly/3SCUVwz
Easy to get started: https://bit.ly/3yf8lXu
Investor testimonial: https://bit.ly/3SCVBSD
Richard on the Creator Economy: https://bit.ly/3yaDgV1
A way to think about Starchive: https://bit.ly/3EoGF6i
People are brands: https://bit.ly/3fBEI1D
Creators can make a living: https://bit.ly/3rv0bGP
Starchive AI = total privacy: https://bit.ly/3fLDxre
Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

[Quoted text hidden]

Tyler at Starchive <tyler@starchive.io> Wed, Oct 5, 2022 at 12:04 AM
Reply-To: us10-17ec4b0904-39254d6eb5@inbound.mailchimp.com
To: peter@starchive.io

[Quoted text hidden]

Tyler at Starchive <tyler@starchive.io> Wed, Oct 5, 2022 at 12:06 AM
Reply-To: us10-17ec4b0904-823185b957@inbound.mailchimp.com
To: peter@starchive.io

[Quoted text hidden]

View this email in your browser

<< Test First Name >>

With over 100k on the Wefunder raise reserved, and more committed I wanted to share with you what investors are saying.

"I invested in Starchive because Dropbox, Google Drive, and iCloud just don't work for the 50+ million creators who work with digital media every day. Starchive is more easy to use, much affordable, robust and compatible with web 3.0."

— **Samuel K Ameyaw MD MBAVenture Capitalist(VC) and Angel Investor.**

"スターカイブは私の知る中で最も先鋭的なオンラインストレージです。ブロックチェーン、NFT、自動でのタグ付け。日本の利用者にもおすすめしていこうと思います。" *"Starchive is the most advanced online storage I know of. Blockchain, NFTs,*

automatic tagging. I would like to recommend it to Japanese users as well."

— Japanese Investor Takeshi Ohyashiki

"I've spoken various times with Richard and I believe in the team's vision and ability to execute on building the content bridge from Web2 to Web3. As Web3 social becomes more mainstream, Starchive will play a pivotal role in enabling a fast, secure, and powerful file management system."

— Erik Hanzlik

With deep gratitude,

Tyler

Richard on Comparison to DropBox: https://l.linklyhq.com/l/1VqQP

Clips from Investor Webinar:

Canva Integration - Path to profit: https://bit.ly/3ruj1Oh
Why the community raise: https://bit.ly/3SCUVwz
Easy to get started: https://bit.ly/3yf8lXu
Investor testimonial: https://bit.ly/3SCVBSD
Richard on the Creator Economy: https://bit.ly/3yaDgV1
A way to think about Starchive: https://bit.ly/3EoGF6i
People are brands: https://bit.ly/3fBEI1D
Creators can make a living: https://bit.ly/3rv0bGP
Starchive AI = total privacy: https://bit.ly/3fLDxre
Check us out at Wefunder.... https://wefunder.com/starchive

https://help.wefunder.com/testing-the-waters-legal-disclosure

[Quoted text hidden]
Our mailing address is:
Starchive
300 Preston Ave Ste 300
Charlottesville, VA 22902-5044

Add us to your address book

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Peter Agelasto <peter@digitalrelab.com>

Subject: Starchive Update: 1640% Growth, Live on Wefunder

1 message

Tyler Sewell <tyler@starchive.io> Mon, Sep 19, 2022 at 12:28 PM
To: Zack@monolithknives.com
Cc: Peter Agelasto <peter@starchive.io>

Zack,

I know … I know … everyone asks you for money, but if anyone would get this it's you. Check out the video on Wefunder. Let's crush Dropbox together.

I write to you today with exciting news about Starchive and an opportunity. As you may know I'm a founding member of Starchive & I use Starchive daily.

Update

Starchive has been on a tear the last 12 months. We grew 1,640% from 5,000 unique Starchives in August, 2021 to over 85,000 today. In fact, we turned off our marketing in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% organic growth in less than four months.

We continue to drive the market supporting iconic artists & archives, recently adding the Jerry Garcia Archive, Aspen Music Festival, serving as the backbone for the recent Creedence Clearwater Revival Live Album, used to create the CBS-TV show "Interrogation," forming a partnership with the Bob Guccione Collection, and a bunch of other Starchive's we can't name drop here.

More than just rockstars & artists, our growth within the Creator Economy with no advertising demonstrates serious demand for Starchive; a better product for a world swimming in a tsunami of digital media.

Opportunity

Many have asked if there was a chance to invest in Starchive to benefit as an early investor? We just launched our Starchive Community Round on WeFunder. We are now over 80k.

We want to include you, our community of fans and early adopters, on this rocket ride to grow this business. You deserve a chance to benefit from the success alongside our team and early investors. Your participation will no doubt make us better.

You can invest from almost any country in the world with as little as $100.

There are three things you can do:

1. Go check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will

hold your spot. https://wefunder.com/starchive

2. Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology opportunities.

3. Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io Download our Mobile app and check out our Web app https://app.starchive.io

If you have questions, comments or suggestions, hit reply & let's connect when it works for you.

With gratitude,

Tyler

PS. Below find two videos from the CEO and Founder/Creator of Starchive. Note: when you click on the links you are physically interacting with Starchive.

https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMz
ItYzY1MmI4N2E0ZTk1OjliMTJmOWI4LTJiMTUtNDk5ZC04NDk2LThjNzM3OW
RkNWI0Mg%3D%3D

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

--

Tyler W. Sewell
Starchive Evangelist
Cell - 434-962-8087
Email - tyler@starchive.io
Web - www.starchive.io

Peter Agelasto <peter@digitalrelab.com>

A personal note from Starchive Founders about our first ever Community Round

2 messages

Richard Averitt <richard@starchive.io> Thu, Sep 15, 2022 at 11:48 AM
To: Jeff Rosen <jeff@specialr.com>
Cc: Peter Agelasto <peter@starchive.io>

Dear Jeff,

We are deeply grateful for you and your unwavering support alongside your demand for excellence. We have done everything we know how to rise to the occasion and Starchive would not be here today without you.

This is a super exciting week as Starchive marks the public launch of our community funding round. For the first time ever, anyone can invest in Starchive (with as little as $100 and no need to be accredited) and help millions of creators curate their collections, build their brand, grow their tribe, and their generate new income through digital media.

You have likely heard us say that we wake up every day *super proud of what we have built at Starchive - and equally frustrated it isn't better yet*. In our minds, we have only just begun and your help could have a powerful and rewarding impact on our future and our ability to serve you even better for years to come.

The last 18 months have been exhilarating as we have grown from 200 iconic clients like you in January 2021 to over 83,500 Starchive's today from every country in the world. And yet, in this world where more than 50 million people describe themselves as creators, we are just getting started.

With our current trajectory and traction – why are we crowdfunding?

Our mission has always been to empower creators and innovators, and we believe that crowdfunding is a powerful way to do just that. It gives our community an investment opportunity they deserve and it allows us yet another way we can tightly align our interests directly with the people we are here to serve and who will determine our success by using Starchive and telling their friends and colleagues about it.

If you're interested in learning more, visit our campaign on WeFunder or just hit reply and let's have a conversation. There is no pressure from us. Early stage investing is always risky but we have great confidence that we will hit our targets and want to be sure that each of you have the chance to participate when we do.

Whether or not you choose to invest, you can help us by spreading the word to people you know who are passionate about this space and/or predisposed to making early-stage tech and media investments. Tell them why you work with us at Starchive and encourage them to check out the WeFunder page for more information.

Thanks so very much for being such a critical part of our origin story, driving us to make a product that elevates creativity in the world. Your support is what got us to this amazing opportunity.

With deep gratitude,
Richard and Peter

https://help.wefunder.com/en_US/testing-the-waters-legal-disclosure
Important SEC Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt

CEO
p. 434.566.00 50
m. 434.262.34 18
www.starchive.io

Sent via Superhuman

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:11 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial outreach to Premium Clients. - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.00 50
m. 434.262.34 18
www.starchive.io

Sent via Superhuman

[Quoted text hidden]

Peter Agelasto <peter@digitalrelab.com>

Fwd: Friend's - WeFunder Announcement

1 message

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:12 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial outreach to Non-Starchive Friends. - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

---------- Forwarded message ----------
From: Richard Averitt <richard@starchive.io>
Date: Friday, September 16 2022 at 5:21 PM EDT
Subject: Friend's - WeFunder Announcement
To: JAdams3rd@aol.com

Dear John,

I don't often mix my business efforts with my personal community of friends but this time is a bit unique. My company, Starchive, has been on a wild ride the last 12 months (up 1,650+%), driven by the pandemic's acceleration of everything digital. Given the momentum, we decided now may be the best chance to carve out some equity in our company and make it available to our friends, our family, our colleagues, and our early adopters.

For the first time ever, anyone can invest in Starchive (with as little as $100) and reap the benefits as we grow to help millions of creators build their brand, their tribe, and their income through digital media. You can check out the details at Starchive Community raise on WeFunder here.

Please know, this is not a charity request and you should not feel the least bit pressured or compelled to participate. I won't be disappointed. To be clear - all early-stage investing is risky, and we might not make it, but I am bullish on our chances and you can see the reasons why on our campaign page.

There are three ways you can be a part, and you can choose more than one!

- If you're interested in learning more about what we are up to and the story behind our success, visit our Wefunder Campaign or just hit reply, and let's set up a call and have a conversation.
- Share this opportunity and/or our WeFunder link with your friends and colleagues who you think will like Starchive and/or who like to invest in early technology opportunities.
- Create a Starchive for yourself for Free if you haven't already and see how different it is to have a platform built for today's media-driven world. https://signup.starchive.io/. And Download our Mobile app https://app.starchive.io.

If you have questions or comments or suggestions about any of this, hit reply, and let's get on a call and talk when it works for you.

Thanks so very much for your friendship and support over the years.

Richard

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*
https://help.wefunder.com/testing-the-waters-legal-disclosure

P.S. Here is a short video I made explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure.
https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1MmI4N2E0ZTk1OmRkZWU1YTIxLWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Peter Agelasto <peter@digitalrelab.com>

Fwd: Starchive Update and Announcement of Community Raise

1 message

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:13 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial outreach to Common - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

---------- Forwarded message ----------
From: Richard Averitt <richard@starchive.io>
Date: Monday, September 19 2022 at 5:39 PM EDT
Subject: Starchive Update and Announcement of Community Raise
To: Mark Eckhardt <mark@common.is>

Hey Mark -

I hope you are doing great. Sorry I have been somewhat absent from Common this past year though I do lurk in slack when I can. Of all the people I know, you may appreciate this positive update about Starchive as much as anyone!

Do you want to get some time on the books next week or so to reconnect?

Below is an email update we are sending out to our friends and colleagues and I thought we should include you since you may well know people better suited to this opportunity than some traditional VCs. I welcome your thoughts and suggestions on the pitch as always if you are so inclined.

Here is the big update:
Starchive, has been on a wild ride the last 12 months (up 1,700% from 5,000 accounts to nearly 85,000), driven by the pandemic's acceleration of everything digital. Given the momentum, we decided now may be the best chance to carve out some equity in our company and make it available to our friends, our family, our colleagues, and our early adopters.

For the first time ever, anyone can invest in Starchive (with as little as $100) and reap the benefits as we grow to help millions of creators build their brand, their tribe, and their income through digital media. You can check out the details at Starchive Community raise on WeFunder here.

There are three ways you can be a part, and you can choose more than one!

- If you're interested in learning more about what we are up to and the story behind our success, visit our Wefunder Campaign or just hit reply, and let's set up a call and have a conversation.
- Share this opportunity and/or our WeFunder link with your friends and colleagues who you think will like Starchive and/or who like to invest in early technology opportunities.
- Create a Starchive for yourself for Free if you haven't already and see how different it is to have a platform built for today's media-driven world. https://signup.starchive.io/. And Download our Mobile app https://app.starchive.io.

If you have questions or comments or suggestions about any of this, hit reply, and let's get on a call and talk when it works for you.

Thanks so very much for your support.
Richard

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.* https://help.wefunder.com/testing-the-waters-legal-disclosure

P.S. Here is a short video I made explaining what "Testing the Waters" means, what is the difference between a Reservation and an Investment, and why the SEC Disclosure. https://share.starchive.io/YzM0ZTJiZGItYWZkZi00ZGUyLTkzMzItYzY1MmI4N2E0ZTk1OmRkZWU1YTIx LWQwNDEtNDk3OS05ZjZiLWUwMGM5MzQxZDhkNw%3D%3D

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

Peter Agelasto <peter@digitalrelab.com>

Fwd: Starchive WeFunder Campaign announcement

1 message

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:09 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial outreach to friendlies. - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

---------- Forwarded message ----------
From: Richard Averitt <richard@starchive.io>
Date: Friday, September 9 2022 at 4:34 PM EDT
Subject: Starchive WeFunder Campaign announcement
To: dalebump@gmail.com

Dear Dale -

I am writing to you today with super exciting news about Starchive and a big opportunity.

First the Update
Starchive has been on a tear the last 12 months and grew 1,640% from ~5,000 accounts on August 31st, 2021 to over 83,200 today! In fact, we turned off our campaigns in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% growth in less than four months with $0 in marketing.

We continue to lead the market supporting iconic artists and archives, recently adding the Jerry Garcia Archive, being the backbone for the recent Creedence Clearwater Revival Live Album, and the partnership with the Bob Guccione Collection and more.

All this growth demonstrates that there is serious pent up demand for Starchive; a better product to support our media driven world.

Now the Opportunity
We have been asked by many of you if there is ever a chance to invest in Starchive so you can benefit both as a user of the product and as an early investor? We heard you loud and clear and today we are announcing our Starchive Community Round on WeFunder.

We know that our success depends on you, our community of fans and early adopters, to grow into the mega business we can become and you deserve a chance to benefit from the success right alongside our team. You can invest from almost any country in the world with as little as $100.

There are three things you can do to help:

1. Go check out our WeFunder Campaign page and let us know what you think. If it excites you and you see the same big opportunity we see, make a reservation to invest and we will hold your spot.
   https://wefunder.com/starchive

2. Share this note and/or our WeFunder link with your friends and colleagues who you think will like the product and/or who like to invest in early technology opportunities.

3. Create a Starchive for yourself for Free if you haven't already. https://signup.starchive.io/

If you have questions or comments or suggestions about any of this, hit reply and let's get on a call and talk when it works for you.

Thanks so very much for helping us take Starchive to the next level.

With gratitude,
Richard

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

Peter Agelasto <peter@digitalrelab.com>

Starchive Community Raise is live! - Help spread the word.

9 messages

Richard Averitt <richard@starchive.io> Mon, Sep 12, 2022 at 5:26 PM
To: Richard Averitt <richard@starchive.io>, Peter Agelasto <peter@starchive.io>
Bcc: peter@starchive.io

Dear Starchive Stakeholders:

If you are receiving this email, it is because you already own shares in Starchive and have been part of our early success. Thank you!

Many of you will be aware that the last year has been an amazing one for us. Starchive has been on a tear the last 12 months and grew 1,640%+ from ~5,000 accounts on August 31st, 2021 to over 83,500 today. In fact, we turned off our campaigns in May and have added almost 15,000 accounts since then with $0 in advertising! That is 18% growth in less than four months with $0 in marketing.

We continue to lead the market by supporting iconic artists and archives, recently adding the Jerry Garcia Archive, being the backbone for the recent Creedence Clearwater Revival Live Album, and the partnership with the Bob Guccione Collection, and more.

All this growth demonstrates that there is serious pent-up demand for Starchive; a better product to support our media-driven world.

We have been working on a campaign to launch a Community Raise through WeFunder for Starchive to allow our users, our fans, and our followers to invest with as little as $100 and share in our success. On Friday, that campaign went live and we already have more than $75k in reservations.

Check out the campaign here https://wefunder.com/starchive.

Please help us leverage this campaign. The best thing you can do to elevate the value of your shares is help us spread the word and raise the next round to we can keep accelerating. Here are a few things you can do to move the needle:

- You can share and 'like' our social posts about the campaign if you are on social.
- Be sure to follow us on Instagram, Facebook, Twitter and TikTok if you use any of these platforms.
- If you have friends or colleagues you know who like to dabble in early-stage investing and who you think could get excited about the opportunity, please send them to the link above. Note: People can invest from almost any country in the world and with as little as $100 so share far and wide.

If you have questions or comments or suggestions about any of this, hit reply, and let's get on a call and talk when it works for you.

Thanks so very much for helping us take Starchive to the next level.

With gratitude,
Richard

Important Disclosure: *We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.00 50
m. 434.262.34 18
www.starchive.io

Dick Wingate <dwingate1@gmail.com> Tue, Sep 13, 2022 at 2:40 PM
To: Richard Averitt <richard@starchive.io>
Cc: Peter Agelasto <peter@starchive.io>

Great news, great video and great campaign. Congratulations guys. I'll spread the word.

All the best,

-dw

[Quoted text hidden]
--

Dick Wingate
DEV Advisors
917-886-9435 |

dwingate@devadvisors.com |
www.devadvisors.com

Peter Agelasto <peter@starchive.io> Tue, Sep 13, 2022 at 3:51 PM
To: Dick Wingate <dwingate1@gmail.com>
Cc: Richard Averitt <richard@starchive.io>

Dick,

You, my friend, are a true rockstar!
Thanks for all your support!

I look forward to every opportunity to collaborate and contribute.
More to come!

With gratitude,
Peter
[Quoted text hidden]
--

starchive

Peter A. Agelasto iv
Founder | Product Vision | Evangelist
p. 434.566.00 50
m. 434.409.48 34
www.starchive.io - *sign up for a FREE Starchive today*

Dick Wingate <dwingate1@gmail.com> Tue, Sep 13, 2022 at 4:32 PM
To: Peter Agelasto <peter@starchive.io>
Cc: Richard Averitt <richard@starchive.io>

I will be at an event with Jon Landau on Oct 1st. Has there been any recent dialogue with him or Barbara Carr?

[Quoted text hidden]

Richard Averitt <richard@starchive.io> Tue, Sep 13, 2022 at 4:36 PM
To: Dick Wingate <dwingate1@gmail.com>
Cc: Peter Agelasto <peter@starchive.io>

Hey Dick- thanks for the kind words on the raise.

It's been about 2 years since I last had an email exchange with Jon and longer since connecting with Barbara. I think about them often. Please send our regards.

Hope to work with them someday and now we have the capability to bring in the on the ground team if they ever need us.

Amazing honeymoon by the way!!

Richard

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman iOS

On Tue, Sep 13 2022 at 3:32 PM, Dick Wingate <dwingate1@gmail.com> wrote:
I will be at an event with Jon Landau on Oct 1st. Has there been any recent dialogue with him or Barbara Carr?

On Tue, Sep 13, 2022 at 3:52 PM Peter Agelasto <peter@starchive.io> wrote:
Dick,

You, my friend, are a true rockstar!
Thanks for all your support!

I look forward to every opportunity to collaborate and contribute.
More to come!

With gratitude,
Peter

On Tue, Sep 13, 2022 at 2:40 PM Dick Wingate <dwingate1@gmail.com> wrote:
Great news, great video and great campaign. Congratulations guys. I'll spread the word.

All the best,

-dw

[Quoted text hidden]
[Quoted text hidden]
[Quoted text hidden]

Dick Wingate <dwingate1@gmail.com> Tue, Sep 13, 2022 at 7:46 PM
To: Richard Averitt <richard@starchive.io>
Cc: Peter Agelasto <peter@starchive.io>

Thanks Richard and Peter. I'll try to get a word with Jon or Barbara at the Kristin Ann Carr annual benefit, which of course they started after the death of their daughter. Bruce is alway there and often ends up on stage. John Mellencamp is already announced as performing.

And yes, the 1 yr delayed honeymoon was off the hook. Here's your bucket list destination: https://nihi.com/

Best,

-dw

[Quoted text hidden]

Peter Agelasto <peter@starchive.io> Tue, Sep 13, 2022 at 7:54 PM
To: Dick Wingate <dwingate1@gmail.com>
Cc: Richard Averitt <richard@starchive.io>

Thanks Dick!

Hey I just had this idea and I'm sure Richard would totally agree with me. We'd be happy to donate a Starchive to benefit the Kristen Ann Carr Fund.

It is probably too late to get into the fundraiser this year but I was thinking that the organization itself might benefit from their own Starchive.

It's important us to support the people who are doing great work!!

Feel free to throw that out to Jon or Barbara. I believe I met Barbara at Jon's house. She's a wonderful person.

With gratitude,
Peter

PS. I've updated my bucket list. 😎
[Quoted text hidden]

Dick Wingate <dwingate1@gmail.com> Wed, Sep 14, 2022 at 12:33 PM
To: Peter Agelasto <peter@starchive.io>
Cc: Richard Averitt <richard@starchive.io>

👍

[Quoted text hidden]

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:10 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial bulk outreach to Starchive Stakeholders. - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

Peter Agelasto <peter@digitalrelab.com>

Starchive Follow Up - Adding Richard Averitt

6 messages

Peter Agelasto <peter@starchive.io> Tue, Sep 13, 2022 at 6:36 PM
To: petermgedeon@gmail.com, Richard Averitt <richard@starchive.io>

Pete,

It has been fun to catch up over Facebook Messenger! Your interest is quite exciting because I know you get it and see what we are working to achieve. Thank you so much for your support.

I'm connecting you to Richard Averitt, but y'all are already friends. Richard lives out here in Nelson County and y'alls paths may have certainly crossed before.

Richard will help answer a few more of your investment related questions as we explore your interest.

I really love some of the ideas you shared about art, ai-gen, nfts, tokens, etc. We should continue to explore them, especially with Richard.

For fun, I'm sharing this screencast video with you, which is still behind the scenes in development awaiting integration with a payment processing partner who will help us accept fiat currency and credit cards for files minted in Starchive to Polygon for the 99% without Digital Wallets. I don't think I've shared this link with you yet. In this video you see how we already connect it to Stripe, but we may have found someone better and more crypto native.

https://share.starchive.io/MTZkZDI5NzUtZWU0NC00YjRkLTg3NDktNDZiNjk4MDcwMzY5OjNlNmM4YzZi
LTExYzAtNGEzMy1iYjhjLTRkYjA4MDNiYzkyZA%3D%3D

Talk soon!

With gratitude and enthusiasm,
Peter

As you know with Crowdfunding I am required to include the following disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

starchive

Peter A. Agelasto iv
Founder | Product Vision | Evangelist
p. 434.566.0050
m. 434.409.4834
www.starchive.io - *sign up for a FREE Starchive today*

Richard Averitt <richard@starchive.io> Wed, Sep 14, 2022 at 11:44 AM
To: Peter Agelasto <peter@starchive.io>

Cc: petermgedeon@gmail.com

Pete -

Peter has been keeping me in the loop on your discussions. It is great to reconnect and I am honored that you are interested in participating in our Community Raise on WeFunder.

How can I best support your interest? We can jump on a hangout, telegram, whats app, discord, whatever works best for you and I will answer any questions I can.

All my best,
RIchard

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

[Quoted text hidden]

Peter Agelasto <peter@starchive.io> Wed, Sep 14, 2022 at 1:08 PM
To: petermgedeon@gmail.com
Cc: Richard Averitt <richard@starchive.io>

Pete,

We were talking about all of the AI generated art possibilities that in the future could be added to Starchive as new derivative generative files.

I saw this today and felt compelled to share in case y'all missed it…

https://hackaday.com/2022/09/14/ai-midjourney-images-stairway-to-heaven

Like Richard I'm happy to connect and keep the conversation going and answer any questions you might have.

Cheers!
Peter

[Quoted text hidden]

Peter Gedeon <petermgedeon@gmail.com> Thu, Sep 15, 2022 at 1:45 PM
To: Richard Averitt <richard@starchive.io>
Cc: Peter Agelasto <peter@starchive.io>

Hello Richard,

I would really like to know if there is a plan in the future for a starcive token that can be staked for rewards.

Currently you guys have minting of nfts however this requires a wallet with crypto inside. Your platform would be much better with a native token that is awarded monthly for membership and that is swappable for the other tokens needed to mint nfts.

You could also use this token for users to pay for service with their staking rewards via the swap of other stable crypto currency to your wallet. The other thing a token could be used for is spinning up Jupiter notebook instances that are used to create generative art and store it directly on your platform. This could also be a way to pay for the gpu compute needed for ai upscale or other future compute intensive upgrades on your platform.

I am not aware of a crypto bridge to gpu ai compute access.

A token like this would easily get to around 100mill mcap. And to be honest with you I would be more interested in this because german taxes are a nightmare when dealing with foreign assets. Which my wife kindly let me know I will be dealing with if I invest. Crypto i pay no tax if i hold it for a year.

This could be done with poly or atom they are really easy to work with. If anything the hype that would be generated from the crypto community would be worth the development efforts weight in gold from the brand awareness gained.

Doing a google dork makes it look like you guys are lacking users:

https://www.google.com/search?q=site%3Ahttps%3Asite%3Ahttps%2F%2Fshare.starchive.io%2F&sxsrf=ALiCzsboiCzyVtihbWlx2RwVaZ6CScqI3A%3A1663263749648&ei=BWQjY72LJ7_Axc8PuOCbiAU&oq=site%3Ahttps%3Asite%3Ahttps%2F%2Fshare.starchive.io

[Quoted text hidden]

Richard Averitt <richard@starchive.io> Thu, Sep 15, 2022 at 2:38 PM
To: Peter Gedeon <petermgedeon@gmail.com>
Cc: Peter Agelasto <peter@starchive.io>

Pete -

This is super interesting and provocative. You may have seen in the materials that I believe there is likely a strong use case for a "Star" token that is used for any web3 related activities: minting, using a web3 sub-domain to our .starchive TLDR, and more like the generative art idea.

I also think there is likely need for this token or a second token to handle governance of a DAO for the TLDR so that all creators on platform truly have control over their web3 domain etc.

We might even consider the token having some direct relationship to profits and revenue of web3 activities or maybe all activities on Starchive. There is a lot to think about here and we need some smart tokenomics minds to help us explore the ideas and design an economy for the token that is truly meaningful for the users.

I have been in talks with Republic about perhaps being the partner for that and also an independent guy I like a lot who founded bitboss. In any case, we will have to focus our energy on this post raise and it could even be post a larger VC round of $3M plus in order to have the resources and capacity.

I am working with someone now to get some language for our final SAFE note that grants all investors in this raise the participation in any future token round should there ever be one. But that does not solve the short term challenge for you of investing in equity. I do think the WeFunder platform handles many of the challenges for overseas investors if you invest through them. If you are thinking of making a larger investment and want to sit on our cap table directly, this may not be so.

I would be happy to get on a call with you anytime and chat about the range of possibilities and explore how you can help. You are clearly more seasoned in blockchain than anyone on our team. Maybe you want to join us in some way?

All my best,
Richard

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

[Quoted text hidden]

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:11 PM
To: Peter Agelasto <peter@starchive.io>

Communication with Peter Gedeon. - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

[Quoted text hidden]

Peter Agelasto <peter@digitalrelab.com>

Starchive WeFunder Community Raise

3 messages

Richard Averitt <richard@starchive.io> Fri, Sep 9, 2022 at 5:47 PM
To: Peter Agelasto <peter@starchive.io>

Dear Starchive Investors:

As you all are aware, we have been working on a campaign to launch a Community Raise through WeFunder for Starchive. Today, that campaign went live and we are very excited about the prospects. You can all see the campaign here https://wefunder.com/starchive and share your thoughts or feedback with me.

For those of you who already expressed interest in reserving some space in this round, you do not need to do anything yet. I will send each of you a special link to make your Reservation over the next couple of weeks to ensure that we have continued momentum which will keep us elevated in the WeFunder algorithms and promoted on their page. This just helps us get exposed to investors in their network who don't yet know about Starchive.

Please help us leverage this campaign.

- You can share and 'like' our social posts about the campaign if you are on social.
- Be sure to follow us on Instagram, Facebook, Twitter and TikTok if you use any of these platforms.
- If you have friends or colleagues you know who like to dabble in early-stage investing and who you think could get excited about the opportunity, please send them to the link above.
- People can invest from almost any country in the world and with as little as $100 so share far and wide.

If we are successful in raising $500k or more, we will have the resources we need to get to the Series A metrics that VCs want to see in this tightened market and we will win.

If you have questions or comments or suggestions about any of this, hit reply, and let's get on a call and talk when it works for you.

Thanks so very much for helping us take Starchive to the next level.

With gratitude,
Richard

Important Disclosure: *We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

starchive

WEB3 ENABLED "DROPBOX" FOR THE CREATOR ECONOMY

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Gary Scott <tsfncva@protonmail.com> Fri, Sep 9, 2022 at 5:54 PM

Reply-To: Gary Scott <tsfncva@protonmail.com>
To: richard@starchive.io, peter@starchive.io

Love the highlights!

Sent from ProtonMail mobile

------ Original Message ------
[Quoted text hidden]

Richard Averitt <richard@starchive.io> Mon, Oct 31, 2022 at 12:13 PM
To: Peter Agelasto <peter@starchive.io>

Example of Initial outreach to current Investors - Testing the Waters.

starchive

A KNOWLEDGE GRAPH FOR YOUR MEDIA

Richard Averitt
CEO
p. 434.566.0050
m. 434.262.3418
www.starchive.io

Sent via Superhuman

[Quoted text hidden]

https://www.youtube.com/watch?v=KTfqzKGUk-M

YouTube

Search



#passion #founder #wefunder

Starchive is Crowdfunding - Invest If You Believe

Starchive
109 subscribers

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3 views Oct 11, 2022

Ever since we launched our Wefunder community raise last week, people have been asking us why they should invest in Starchive. We answer this on http://Wefunder.com/starchive and we hope this video shares more about our passion for why you should consider investing in Starchive.

If you want to learn more about this, please join us on Wednesday, September 28 at 4pm EDT for our Founder's Meet & Greet. Link in Bio.

Invest in Starchive

👉If you are driven nuts searching for files you can't find.
👉 If you wish Dropbox was better for your media.
👉 If your iPhone is clogged with 20,000 photos.
👉 If you are worried about your old hard drives with all of your files on them.
👉 If you want to see the outtakes of your favorite albums preserved.
👉 If you think B-ROLL has value.
👉 If you believe Blonde on Blonde is the best Dylan Album.
👉 If you like art, music, and culture.
👉 If you like a good documentary.
👉 If you are tired of your data being used to make money for someone else.
👉 If you believe the next generation of creators deserves more control.
👉 If you believe owning your audience matters.
👉 If you believe that the story about art makes art more valuable.
👉 If you want to record your family's stories directly.
👉 If you wish you could dive deep into an artist's life and creative process.
👉 If you want to build a closer relationship with the creators you care about and help them thrive.
👉 If you want control over your content and your community.

#passion #founder #wefunder #invest #crowdfunding #creativeeconomy #tech #startup #starchive

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Show less

https://www.youtube.com/watch?v=XPtIFX1gDUo&t=2s

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Starchive is Crowdfunding

Starchive
109 subscribers

Subscribed

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13 views Oct 11, 2022

Why Starchive?

The Short Story: We built Starchive because Dropbox, Google Drive, and iCloud just don't work for us or the 50+ million creators who work with digital media every day.

Bob Dylan was our first customer and we are pioneering a new category of technology combining cloud storage with critical functions for capitalizing on media, spanning both web2 and web3, and priced in a way to make swapping out your old simple cloud storage a no-brainer.

Disclosure:

https://help.wefunder.com/testing-the...

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https://www.youtube.com/watch?v=-Oz5yYVmTz8&t=7s
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wefunder.com/starchive
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
Play (k)
1:17:31 / 1:17:34
CHARLOTTESVILLE
Starchive Wefunder Webinar no.1 Recorded 9 28 2022
Starchive
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Meet the founders of Starchive! Learn more about the platform, hear about work we've previously done, and ask us questions live!
This Webinar was recorded on Wednesday the 28th of September at 4pm EDT. Get to know the personalities of the team and feel their enthusiasm for Starchive. Show more

Peter Agelasto <peter@digitalrelab.com>

[Test] Hey Ndaku, you're awesome!

1 message

peter@starchive.io <peter@starchive.io> Tue, Oct 25, 2022 at 11:51 AM
Reply-To: "peter@starchive.io" <peter@starchive.io>
To: peter@starchive.io

Hey Ndaku ,

You have been an active user of Starchive and we'd like to heartedly thank you. We have exciting new updates and an even more exciting opportunity for creatives like us.

In the last 12 months, you have helped us grow from 5,000 creators to over 86,000 today (1,700%!), including more big name artists like Jerry Garcia, the New Orleans Jazz Fest, OK Pop & the Aspen Film Festival. Crazy right?

Our users are very important to us, and we take your feedback and suggestions to heart. That's why we're continuously updating Starchive and making improvements.

We've added some new features lately that we think you'll like:

- We're now integrated with Canva so you can quickly upload your work and access it inside Canva. Then export new creations back to your Starchive.
- On the Desktop version of Starchive you can now create a link and send it to everyone so they can easily upload files and record videos into your Starchive.
- The next version of SharedLinks and embed codes are live. Check out this example SharedLink to see what it looks like when you share files.

We invite you to come give these updates a try and let us know what you think.

Along with new updates, we've got even more big news to share—we're crowdfunding! We consider you one of our "founders," and we think you deserve the opportunity to get in on the ground floor of something big. Head on over to our Wefunder page for more info!

The Starchive community is something special and we're thankful to be a part of it with you. We are so excited for what's coming, and we hope you are, too.

Mary Lou Cook said it best, "Creativity is inventing, experimenting, growing, taking risks, breaking rules, making mistakes, and having fun."

Let's continue sharing our creativity with the world.

-The Starchive Team

Take a Tour

Available on the App Store

GET IT ON Google Play

https://help.wefunder.com/testing-the-waters-legal-disclosure

What did you think of this email?

Starchive
240 W Main St, Suite #100-245, Charlottesville Virginia 22902, United States

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Peter Agelasto <peter@digitalrelab.com>

Come meet the eyes and ears of cultural history

1 message

Peter Agelasto <peter@starchive.io> Wed, Oct 26, 2022 at 1:02 PM
Reply-To: us10-17ec4b0904-c2ffc6c3f3@inbound.mailchimpapp.net
To: Corrie Commisso <corrie@starchive.io>


starchive
Tour a Starchive of James Brown, The Beatles, Stones & reams of American history
October 27, 2022
4:00pm ET
Featuring
Eric Kulberg
Partner at Universal Media Inc.

What would the inside of a Starchive look like for someone who has accumulated over 60 years of experience in television, film, music, radio and documentaries?

Eric Kulberg is the Chief Archivist and visionary collector behind some of the worlds most important and treasured media. He has researched and licensed everything from news footage for Green Day's *American Idiot* musical to James Brown footage for the Focal winning *The Night James Brown Saved Boston,* difficult to license feature film footage as well as Beatles, Rolling Stones, Creedence Clearwater Revival, and news footage from around the world. Even records from his personal collection can be seen in *Diner.* Since 1982 Eric has contributed both footage and licensing expertise for documentaries, TV series, museum exhibitions, feature films, Broadway Musicals and CD & DVD releases.

He is the eyes and ears of cultural history.

We'd like you to take a sneak peak into Eric's Starchive and listen to stories that few people have ever heard at our upcoming webinar on Thursday, October 27 at 4:00 EST.

Eric will take the wraps off stories that cover his amazing career and reveal the red tape he had to manage before using Starchive. He loves Starchive

and it's become an integral part of his workflow. He uses it every day, all day, sharing clips with creatives from all over the world.

If you want to see hidden cultural revelations and discover Starchive secrets, attend this Webinar.

You can register for the webinar here: https://us02web.zoom.us/meeting/register/tZAude6qqT8iHtXpoa9s49ZfEKMimh3XPmJp

Once you register, you'll receive a confirmation email with further information on joining the webinar.

We look forward to seeing you there!

Check out our Campaign Page on Wefunder 👉 **here**


Do. More. Creating.

Important Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Starchive.io
@starchive_io

Starchive has been on a tear the last 12 months. We've grown 1,640%+ from ~5,000 accounts on August 31st, 2021 to over 83,500 today! We are excited to announce our Community Raise on WeFunder to let all of our users and fans share in the success. Join us!



starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable

wefunder.com
Invest in Starchive: Solving for Media what Dropbox did for Documents
Solving for Media what Dropbox did for Documents

5:10 PM · Sep 12, 2022 · Twitter Web App

Tyler Sewell @TylerwSewell · Oct 19

"Dropbox, Box & GDrive will need a solution like this. They may want to buy Starchive or license its tech rather than build their own" —New Investor

See us at Wefunder.... wefunder.com/starchive

help.wefunder.com/testing-the-wa...

#crowdsourcing #Wefunder #crowdfunding #creatoreconomy



A POWERFUL OPPORTUNITY
FOR OUR PARTNERS.
TODAY
81K users
$300K ARR
YEAR 1
1M users
$4M ARR
YEAR 2
5M users
$20M ARR
YEAR 3
10M users
$40M ARR
YEAR 4
20M users
$80M ARR

1



Tyler Sewell @TylerwSewell · Oct 12

With 1700% growth in the last year & over 86,000 users here's our path to profitability

Check us out at Wefunder wefunder.com/starchive

bit.ly/3RWkFDh

#crowdsourcing #Wefunder #crowdfunding #starchive #businessfunding #AI fb.watch/g6DRKNCFOY/ via @FacebookWatch

1 1


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Tyler Sewell @TylerwSewell · Oct 7
What Starchive investors are saying
Check us out at Wefunder.... lnkd.in/eFj2ApWk
lnkd.in/eMmtaVRt
#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday
Frank Santos
Veteran 78. Years old Having a blast investing in your future
Foolish not to

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Tyler Sewell @TylerwSewell · Oct 5

Check us out at Wefunder.... wefunder.com/starchive help.wefunder.com/testing-the-wa…... #crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday

> *I invested because this is a FANTASTIC IDEA that this team of entrepreneurs has come up at EXACTLY the right time. I can't wait to watch Starchive grow!*



Tom Wright

I am a venture capitalist who is extremely excited about the future, and about humanity's potential for greatness.

https://twitter.com/TylerwSewell

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Tyler Sewell @TylerwSewell · Sep 28

Just went over 100k on Wefunder.

Check us out at Wefunder.... wefunder.com/starchive

help.wefunder.com/testing-the-wa...

#crowdsourcing #Wefunder #Dropbox #crowdfunding #crowdfunding #starchive #angelinvesting #businessfunding #photography #picoftheday


starchive
Web3 enabled 'Dropbox-Plus' for the creator economy.
Featured in
Bloomberg
Forbes
TechCrunch
Mashable

INVEST IN **STARCHIVE**

Solving for Media what Dropbox did for Documents

$112,211

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.